As of:June 15, 2007*



                             Global Gold Corporation
                        Nominating and Governance Charter

I.       Purpose

          This Nominating and Governance Charter provides certain principles and guidelines by which the Board of Directors (the "Board") of Global Gold Corporation (the "Company") shall fulfill its responsibility to the stockholders, potential stockholders and the investment community. This charter sets forth (i) corporate governance principles intended to promote the efficient, effective and transparent governance of the Company, and (ii) procedures for the identification and selection of individuals qualified to become directors.

II.      Board of Directors

          Independent Directors. The Board shall be comprised of a majority of independent directors. The Company defines an "Independent Director" as one meeting the standards established by the New York Stock Exchange requirements for independent directors. Each year the Board shall affirmatively determine that each Independent Director meets such standards and has no other material relationship with the Company or its affiliates or any executive officer of the Company or his or her affiliates that would, in the judgment of the Board, interfere with such director's exercise of independent judgment in carrying out the responsibilities of a director.

          Lead Independent Director. The Board may designate one of its Independent Directors as the Lead Independent Director. The Lead Independent Director shall be responsible for coordinating the activities of the other Independent Directors and performing various other duties as set forth herein or as directed by the Board.

          Board Committees. The Board currently has three standing committees--the Audit Committee, the Compensation Committee and the Nominating Committee. The Board is responsible for the appointment of committee members and committee chairs. The Nominating Committee reviews committee assignments annually. From time to time the Board may form a new temporary or standing committee as it deems necessary.

          As set forth in the Audit Committee Charter, the Audit Committee is responsible for the hiring, compensation, retention and oversight of the Company's independent certified public accountants, and for monitoring the effectiveness of the Company's internal financial and accounting organization and controls and financial reporting.


          *The information posted is as of the date indicated. Please be advised that we may not update or remove this information other than as required by applicable law or regulation.

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          The Compensation Committee has the sole authority and responsibility for reviewing and determining, or recommending to the Board for determination, the salary and other matters relating to the compensation of the Company's Chief Executive Officer ("CEO") and all other executive officers. The CEO shall not be present during discussion and voting regarding his compensation. The Compensation Committee also administers the Company's stock option plan.

          The Nominating Committee shall have the authority and responsibilities set forth in this charter.

          Board Meetings. Meetings of the Board are scheduled in advance typically at a location accessible to the Company's headquarters in Greenwich, CT. Board members are expected to rigorously prepare for, attend, and participate in all Board and applicable committee meetings. Each Board member is expected to ensure that other existing and planned future commitments do not materially interfere with the member's service as a director. These other commitments will be considered by the Board when reviewing Board candidates.

          Executive Sessions of Independent Directors. In order to facilitate discussion by the Independent Directors about the Company's activities and business, each year, the Board's Independent Directors may hold executive sessions at which only Independent Directors are present (in person or by conference telephone). As appropriate, such Executive Sessions shall be scheduled to take place in conjunction with regularly scheduled meetings of the Board. The Lead Independent Director, if one, will assume the responsibility of chairing the meetings of Independent Directors and shall bear such further responsibilities which the Board and the Independent Directors as a whole might designate from time to time. Each Independent Director is expected to ensure that other existing and planned future commitments do not materially interfere with attendance at such Executive Sessions.

         Board Compensation. For service on the Board, the Company annually compensates directors with options under the Company's 2003 Stock Incentive Plan. The Company's management will report from time to time to the Compensation Committee on the status of Board compensation in relation to other representative U.S. companies.

          Communication with Directors. The Board believes that it is important to offer stockholders the opportunity to communicate with the Board about Company issues and developments. Stockholders who wish to communicate with the Board may do so by sending written communications addressed to the Board of Directors, Global Gold Corporation, 45 East Putnam Avenue, Greenwich, CT 06830 or by email at ggc@globalgoldcorp.com.

III.     Nomination of Candidates

          Nominating Committee. The Nominating Committee shall be comprised solely of Independent Directors. The Nominating Committee shall have the authority to delegate any of its responsibilities to subcommittees as it may deem appropriate in accordance with this charter. The Nominating Committee shall have the authority to retain, compensate and terminate search firms used in connection with its identification of candidates, and to retain outside counsel and any other advisors as it may deem appropriate in its sole discretion.

          Board Membership Criteria. The Nominating Committee shall establish criteria for the selection of new directors and shall review from time to time the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board. In conducting this assessment, the Nominating Committee shall consider issues of independence and diversity in numerous areas such as age; understanding of and experience in the sector, finance and marketing; international experience; and culture. The Nominating Committee shall select individuals who shall have the highest personal and professional integrity and who shall have demonstrated exceptional ability and judgment, and who shall be most effective, in conjunction with the other directors and nominees to the Board, in collectively serving the long-term interests of the stockholders.

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          Identification of Candidates. The Nominating Committee shall identify and vet individuals to serve on the Board. The Nominating Committee shall conduct inquiries in to the backgrounds and qualifications of candidates. The Nominating Committee has the responsibility of recommending to the Board qualified candidates.

          Nomination of Candidates by Stockholders. Stockholders who wish to recommend individuals for consideration by the Nominating Committee to become nominees for election to the Board may do so in accordance with the Company's By-Laws.

          Board Committee Service. The Nominating Committee shall monitor and review the Board's committee structure, and each year it shall recommend to the Board for its approval directors to serve as members of each committee. The Nominating Committee shall recommend to the Board a director to serve as chair of each committee and shall recommend directors to fill vacancies as needed.

IV.      Annual Evaluation

          The Nominating Committee shall conduct and present to the Board an annual performance evaluation of the Nominating Committee. The Nominating Committee shall review at least annually the adequacy of this charter and recommend any proposed changes to the Board for approval.






















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